EXHIBIT 99.1


ASE TEST LIMITED                                                     May 9, 2001
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:

Jeffrey Chen, Chief Financial Officer

Tel.  886-2-8780-5489                  Mobile 886-920-189-608
Fax.  886-2-2757-6121                  email: jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.  408-567-4383                     email: rwei@iselabs.com

Thomson Financial/Carson:

In Asia Pacific: Mylene Kok                   In the US:   Daniel Loh
                 65-394-0825                               212-701-1998
                 mylene.kok@tfn.com.sg                     dan.loh@thomsonir.com
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               ASE Test Limited Announces April 2001 Net Revenues

Taipei, Taiwan, R.O.C., May 9, 2001 - ASE Test Limited (Nasdaq : ASTSF) today announces that its unaudited consolidated April 2001 net revenues were US$23.93 million. Compared to prior periods, the April figure represented a drop of 26% year-over-year and a decline of 31% sequentially.

Consolidated Monthly Net Revenues (unaudited)
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(US$000)               April       March        April        YoY    Sequential
                        2000        2001         2001     Change        Change
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Net Revenues          32,407      34,433       23,926       -26%          -31%
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Historical Consolidated Monthly Net Revenues (unaudited)
This is the first month ASE Test Limited has announced monthly net revenues. In order to facilitate cross-period comparisons, we set forth below our historical monthly net revenues for year 2000 and the first quarter of 2001.

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 (US$000)        January     February       March     April       May       June
                    2000         2000        2000      2000      2000       2000
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Net Revenues      29,506       29,370      33,285    32,407    32,634     37,636
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(US$000)            July       August   September   October   November  December
                    2000         2000        2000      2000       2000      2000
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Net Revenues      37,985       40,728      42,066    42,965     41,714    39,990
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 (US$000)        January     February       March
                    2001         2001        2001
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Net Revenues      36,699       32,044      34,433
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